[redacted]

11017138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2011

Washington, DC
110

SEC FILE NUMBER
8 - 66739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CRUCIBLE CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 WHITEHALL STREET, 5TH FLOOR
(No. And Street)

NEW YORK,	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES J. MOORE — (212) 785-2815
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/8/2011

OATH OR AFFIRMATION

I, CHARLES J. MOORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRUCIBLE CAPITAL GROUP, INC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOT APPLICABLE

Signature

C.E.O.

Title

Notary Public

ROBERT S. ALTMAN
Notary Public, State of New York
No. 02AL4908186
Qualified in Westchester County
Commission Expires September 21, 20 13

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Crucible Capital Group, Inc.:

We have audited the accompanying statement of financial condition of Crucible Capital Group, Inc. (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Crucible Capital Group, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 17, 2011

CRUCIBLE CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 30,280
Prepaid expenses	496
Other receivables	575
Securities owned (at fair market value)	9,810
Furniture, equipment at cost,	14,600
Less accumulated depreciation	(14,600)
TOTAL ASSETS	$ 41,161

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 6,671
Accrued corporate tax liabilities	36
TOTAL LIABILITIES	6,707
STOCKHOLDER'S EQUITY:	
Common stock (non par)	2,500
Additional paid-in capital	148,475
Retained earnings	(116,521)
TOTAL STOCKHOLDER'S EQUITY	34,454
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 41,161

CRUCIBLE CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Crucible Capital Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's operations commenced on August 7th, 2003. The Company is engaged in the business of arranging private equity financing and debt facilities, arranging private and/or bank debt via unsecured loans, and/or credit facilities, arranging bank debt including but not limited to revolving lines of credit, asset based loans and other types of credit facilities for the clients. The company is also providing services to assist its clients with their long term capital structure plans and capital raising activities. The financial statements reflect its services and activities.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with original materiality of three months or less that are not held for sale in the ordinary course of business to be cash equivalents.

Income Taxes

For the tax purposes, the Company pays and accrues federal, state and local corporation taxes. Due to the operating loss in current fiscal year, the Company is liable only for minimum state taxes.

Depreciation

The Company employs straight line method to depreciate its office equipment and furniture using estimated lives of 5 years and 7 years. By December 2010, all the fixed assets were fully depreciated.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of December 31, 2010, the investment was priced using Level 1 inputs.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has a payable totaling $6,250 to Angelic Holdings, LLC, the entity wholly owned by the Company's shareholder.

The Company has an expense sharing agreement with Angelic Holdings, LLC that for mutual benefits, they share rent expenses, administrative services and tax payments at a flat rate of $2,400 per month. In 2010, the company paid Angelic Holdings, LLC in the total amount of $28,800. The agreement is for a term of one year and is automatically renewed on a year-to-year basis.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and its minimum dollar amount of net capital requirement is $5,000. At December 31, 2010, the Company had net capital of $31,911, which was $26,911 in excess of its required net capital.

NOTE 5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 17, 2011, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.